

September 9, 2011

Via E-mail
Mr. Christopher Y. Chai
Senior Vice President and Chief Financial Officer
MAP Pharmaceuticals, Inc.
2400 Bayshore Parkway, Suite 200
Mountain View, California   94043

  Re: MAP Pharmaceuticals, Inc
    Form 10-K for the Year Ended December 31, 2010
    Filed on March 4, 2011
    Form 10-Q for the Quarter Ended March 31, 2011
    Filed on May 6, 2011
    File No. 001-33719

Dear Mr. Chai:

  We have reviewed your August 12, 2011 response to our July 15, 2011 letter and have the following comments.

  Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

  After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-Q Report for the Period Ended March 31, 2011

Note 2 – Summary of Significant Accounting Policies
Revenue Recognition, page 6

1. We acknowledge your response to prior comment one. Please address the following:

- Tell us why you believe the LEVADEX license has stand-alone value given your statement that LEVADEX could be sold separately <u>if</u> it is approved by the FDA as currently filed when there is no assurance that the drug will be approved by the FDA. In addition, it appears that it would be economical for you to perform further additional research and development if the drug is not improved by the FDA due to the major health care problem addressed by the drug and its strong clinical trial results to-date.

- You disclose that you do not believe there is an incremental discount associated with the contingent deliverable to develop two additional indications upon approval of the initial indication of LEVADEX. Since no additional consideration is paid to you develop two additional indications it appears that there is a significant incremental discount that must be accounted for at inception. Please provide us with an analysis of why there is no incremental discount associated with the development of two additional indications without consideration. Please also tell us whether the development of two additional indications is truly contingent upon FDA approval or if you or Allergan can decide not to develop the two additional indications;
- Tell us why you believe there is no incremental discount for the two additional indications contingent on the approval of LEVADEX simply because clinical and other costs will be shared equally between MAP and Allergan; and
- Tell us why NDA approval is a separate stand-alone deliverable that you allocated $13.1 million in value to since FDA approval is required and their does not appear to be stand-alone value for this unit of accounting since both the LEVADEX license and FDA approval are required to market the drug.

2. Please provide in a letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ibolya Ignat, Staff Accountant, at (202) 551-3656, or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant